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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                       Palomar Medical Technologies, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   697529-10-5
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Adam D. Eilenberg
                    Ehrenreich Eilenberg Krause & Zivian LLP
                         11 East 44th Street, 17th Floor
                              New York, N.Y. 10017
                                 (212) 986-9700
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  May 24, 1999
--------------------------------------------------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement of Schedule 13G to report the acquisition which is the subject of the Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following page(s))

CUSIP No.   697529-10-5                13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                             The Rockside Foundation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER   772,658 (including 257,143 warrants
     SHARES            exercisable at $21.00 per share (the "Warrants"))
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,737,382 (including 428,562 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             772,658 (including 257,143 Warrants)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,737,382 (including 428,562 Warrants)

--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,737,382 (including 428,562 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          16.18% (12.70% if not taking into account 428,562 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.  697529-10-5                13D



--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                        Mark T. Smith
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            530,451 (including 171,429 Warrants)
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,737,382 (including 428,562 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             530,451 (including 171,429 Warrants)
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,737,382 (including 428,562 Warrants)


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,737,382 (including 428,562 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          16.18% (12.70% if not taking into account 428,562 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*



                                       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     697529-10-5              13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                         Logg Investment Research, Inc.
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            858
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,737,382 (including 428,562 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             858
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,737,382 (including 428,562 Warrants)


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,737,382 (including 428,562 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          16.18% (12.70% if not taking into account 428,562 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*


                                       CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     697529-10-5              13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                                 Thomas O'Brien
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            2,586
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,737,382 (including 428,562 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             2,586
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,737,382 (including 428,562 Warrants)


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,737,382 (including 428,562 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          16.18% (12.70% if not taking into account 428,562 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                       IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.     697529-10-5              13D


--------------------------------------------------------------------------------
   1   NAME OF REPORTING PERSON
       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



                        The R. Templeton Smith Foundation
--------------------------------------------------------------------------------
   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [X]
                                                             (b)  [ ]


--------------------------------------------------------------------------------
   3   SEC USE ONLY




--------------------------------------------------------------------------------
   4   SOURCE OF FUNDS*



                                       PF
--------------------------------------------------------------------------------
   5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) OR 2(e)                                         [  ]


--------------------------------------------------------------------------------
   6   CITIZENSHIP OR PLACE OF ORGANIZATION



                                       USA
--------------------------------------------------------------------------------
   NUMBER OF      7    SOLE VOTING POWER
     SHARES            430,829
  BENEFICIALLY    --------------------------------------------------------------
    OWNED BY      8    SHARED VOTING POWER
      EACH             1,737,382 (including 428,562 Warrants)
   REPORTING      --------------------------------------------------------------
     PERSON       9    SOLE DISPOSITIVE POWER
      WITH             430,829
                  --------------------------------------------------------------
                  10   SHARED DISPOSITIVE POWER
                       1,737,382 (including 428,562 Warrants)


--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,737,382 (including 428,562 Warrants)
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [  ]

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)


          16.18% (12.70% if not taking into account 428,562 Warrants)
--------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

                                       CO

--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  Schedule 13D



Item 1. Security and Issuer

This statement relates to the Common Stock, $.01 par value, of Palomar Medical Technologies, Inc. (the "Issuer"), which has its principal executive office at 45 Hartwell Avenue, Lexington, MA 02173. This statement is filed pursuant to Rule 13d-2(a) with respect to securities owned by the reporting persons specified herein as of May 24, 1999 and amends the Schedule 13 D filed on August 3, 1998, Amendment No. 1 filed on December 22, 1998, Amendment No. 2 filed on January 25, 1999, Amendment No. 3 filed on February 16, 1999 and Amendment No. 4 filed on April 15, 1999 ("Amendment No. 4"; collectively the "Schedule 13D"). Except as set forth herein, the Schedule 13D is hereby restated in its entirety.

Item 4.  Purpose of Transaction

     On May 24, 1999, The Monterey Stockholders Group LLC ("Monterey") issued a press release and filed soliciting material pursuant to Rule 14a-11(c) of the Securities Exchange Act of 1934, disclosing the intention of Monterey and the Reporting Persons to commence a solicitation of proxies to elect directors of the Issuer at the Issuer's upcoming annual meeting, in opposition to the directors nominated by the Issuer's current Board. The annual meeting is scheduled to be held on June 23, 1999. Monterey intends to file preliminary proxy materials pursuant to the Securities Exchange Act of 1934 as soon as practicable.

     The Reporting Persons are the sole members of Monterey, a Delaware limited liability company, and are utilizing Monterey for the purpose of commencing the proxy solicitation referred to above. A copy of Monterey's press release is filed as an exhibit to this Amendment No. 5 to the Schedule 13D.

     Although they have no current intention to do so, depending on market conditions and other factors, the Reporting Persons may acquire additional shares, or, subject to the provisions of Section 16 of the Exchange Act, sell all or a portion of their shares of Common Stock or Warrants. Except as described in the foregoing paragraph, the Reporting Persons have no plans or proposals which relate to or would result in any of the actions set forth in subparagraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

     See Items 7 through 13 of the Schedule 13D cover page. The stockholdings of the Reporting Persons have been adjusted from those reported in Amendment No. 4 to reflect a one for seven reverse share split (the "Reverse Split") recently effected by the Issuer, as reflected in its Report on Form 10-Q for the period ended March 31, 1999. The percentages of ownership of each Reporting Person, however, have not changed, and no securities of the Issuer have been acquired or disposed of by the Reporting Persons since the date of Amendment No. 4.

     Monterey does not own any securities of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     As previously reported in the Schedule 13D, two of the Reporting Persons, The Rockside Foundation ("Rockside") and Mark T. Smith ("Smith"), collectively acquired on July 24, 1998 from the Company, on a pre-Reverse Split basis, 3,000,000 shares of Common Stock of the Issuer and 3,000,000 Warrants (each a "Warrant" and collectively the "Warrants") to purchase an equivalent number of shares of Common Stock, for a price of $1.00 for each share of Common Stock and Warrant (an aggregate of $3,000,000). Rockside purchased 1,800,000 shares of Common Stock and Warrants and Smith purchased 1,200,000 shares of Common Stock and Warrants. The Stock Purchase Agreement with respect to such securities provided, among other things, that for so long as each purchaser continues to hold shares of Common Stock purchased thereunder, the Issuer would pay to such purchaser $0.0125 per share for the three month period ending November 30, 1998 and each three month period thereafter (an aggregate of $.05 per annum; equal to $.35 per annum after taking into account the Reverse Split).

Item 7. Materials to be Filed as Exhibits

     Exhibit 99.1     Press Release dated May 24, 1999

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: May 24, 1999

                                           THE ROCKSIDE FOUNDATION

                                           By: /s/ John B. Haley
                                              ----------------------------------
                                               Name:  John B. Haley
                                               Title: President


                                               /s/ Mark T. Smith
                                              ----------------------------------
                                                   Mark T. Smith


                                           LOGG INVESTMENT RESEARCH, INC.

                                           By: /s/ Thomas O'Brien
                                              ----------------------------------
                                               Name:  Thomas  O'Brien
                                               Title: President

                                           /s/ Thomas O'Brien
                                           ----------------------------------
                                               Thomas  O'Brien


                                           THE R. TEMPLETON SMITH FOUNDATION

                                           By: /s/ Edward C. Smith
                                              ----------------------------------
                                               Name:  Edward C. Smith
                                               Title: Treasurer


(120496DTI)

                                  Exhibit Index

Exhibit Number              Title                                     Page
--------------              -----                                     ----

99.1                        Press Release dated May 24, 1999